Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

April 21, 2014

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Asen Parachkevov

Re:	Cornerstone Progressive Return Fund
(File Numbers: 811-22066 and 333-194703)
Registration Statement on Form N-2

Dear Mr. Parachkevov:

Enclosed for filing herewith is Pre-Effective Amendment No. 1 to the above-referenced filing (the “Registration Statement”) of our client, Cornerstone Progressive Return Fund (the “Fund”), initially filed on March 20, 2014. This is being filed to respond to the Staff’s comments of April 17, 2014.  Please note we are also filing a request for acceleration such that the Registration Statement will be declared effective on Wednesday, April 23, 2014 or as soon thereafter as practicable.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

www.BlankRome.com

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